UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-26483

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
             |_| Form N-SAR

For Period Ended: December 31, 2003

      |_| Transition Report on Form 10-K    |_| Transition Report on Form 10-Q
      |_| Transition Report on Form 20-F    |_| Transition Report on Form N-SAR
      |_| Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: _____________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant VaxGen, Inc.

Former name if applicable N/A

Address of principal executive office (Street and number) 1000 Marina Blvd., Suite 200

City, State and Zip Code Brisbane, CA 94005


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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Additional time will be needed for the Registrant to complete the preparation and review of its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 (the "Form 10-K"). Due principally to the effects of staff turnover and insufficient staff resources, the required tasks to complete the Form 10-K cannot be completed before the date required. The Registrant intends to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

                 Carter Lee           (650)             624-1000
                   (Name)         (Area Code)      (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


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                                 |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      There were significant changes in the Company's results of operations in the year ended December 31, 2003, compared to the same period in 2002. These changes resulted principally from the conclusion of the AIDSVAX clinical trials in late 2002 and mid 2003 and increases in revenue generating activities in 2003. The Company estimates that its net loss applicable to common stockholders for the fiscal year ended December 31, 2003 will be approximately $28.5 million or $1.51 per share compared to approximately $49.8 million or $3.42 per share for the year ended December 31, 2002. The expected decrease in net loss applicable to common stockholders in 2003 was primarily due to the effects of increased revenues from research grants and contracts and decreases in non-cash charges related to a convertible preferred stock offering in 2001, offset by increased operating expenses related to the Company's manufacturing facility in South San Francisco, California.

                                  VaxGen, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 15, 2004                      By      /s/ Carter Lee
                                             -----------------------------------

                                           Name:  Carter A. Lee
                                                --------------------------------

                                           Title: Senior Vice President
                                                  ------------------------------

                                                  Finance and Administration
                                                  ------------------------------


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